UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This amendment is filed to (i) extend the Offering Deadline to July 26, 2024; and (ii) replace the current <u>Exhibit B</u> with an updated Subscription and Joinder Agreement that incorporates joinder language into the document rather than as an exhibit to the prior Subscription Agreement.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

FaultLine Issuer LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    February 14, 2024

Physical Address of Issuer:

6375 Richmond Hwy, Apt 564, Alexandria, VA, 22306

Website of Issuer:

https://www.youtube.com/c/NeverMyFault

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Crowdsurf Funding Portal LLC

CIK Number of Intermediary:

0001951877

SEC File Number of Intermediary:

007-00395

CRD Number of Intermediary:

324301

Name of qualified third party "Escrow Agent" which the Offering will utilize:

North Capital Private Securities Corporation

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay to the Intermediary (i) a cash fee of ten percent (10%) of the total amount raised in the Offering, and (ii) a fee of two percent (2%) of the number of Securities sold in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Units of Class A Membership Interests

Target Number of Securities to be Offered:

2,400

Price (or Method for Determining Price):

$50.00 per Unit of Class A Membership Interest

Target Offering Amount:

$120,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

N/A

Deadline to reach the Target Offering Amount:

July 26, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end[*]	**Prior fiscal year-end**
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	$0	N/A

*The Company was formed on February 14, 2024. As such, there are no prior period financials and the above table reflects inception financials for the Company, which are attached hereto in Exhibit A.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.


April 26, 2024

FaultLine Issuer LLC

Up to $120,000 in

Units of Class A Membership Interests


FaultLine Issuer LLC (the "**Company**," "**we**," "**us**," or "**our**"), is offering $120,000 (the "**Target Offering Amount**") in Units of Class A Membership Interests (the "**Securities**") on a contingency, all or nothing basis as described in this Form C/A (this **"Offering"**). The Minimum Individual Purchase Amount is $50 and the Maximum Individual Purchase Amount is $120,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. We must raise an amount equal to or greater than the Target Offering Amount by July 26, 2024 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process through our intermediary, Crowdsurf Funding Portal LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Agent**") until the Target Offering Amount has been met and a closing has occurred. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE

INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://linktr.ee/nevermyfault .

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://crowdsurf.xyz/campaign/sean-hansen

The date of this Form C/A is April 26, 2024.

TABLE OF CONTENTS

ABOUT THIS FORM C/A 8

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS 8

SUMMARY 9
  The Company 9
  The Offering 9

RISK FACTORS 11
  Risks Related to the Company's Business and Industry..11
  Risks Related to the Offering 13
  Risks Related to the Securities 14
  Risks Related to Compliance and Regulation...15

BUSINESS 17
  Description of the Business 17
  Business Plan..17
  Customer Base 17
  Company Revenue..17
  The Exclusive Purchase Option Agreement 18
  Management Services and Expense Agreement 19
  Competition..19
  Intellectual Property 19
  Governmental/Regulatory Approval and Compliance..19
  Litigation 19

USE OF PROCEEDS 20

MANAGER, OFFICERS, AND KEY PERSONS 21
  Employees 21

CAPITALIZATION, DEBT AND OWNERSHIP 22
  Capitalization...22
  Ownership...22

FINANCIAL INFORMATION 23
  Operations..23
  Cash and Cash Equivalents..23
  Liquidity and Capital Resources; Capital Expenditures 23
  Valuation 23
  Material Changes and Other Information 23
  Previous Offerings of Securities 24

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 25

THE OFFERING AND THE SECURITIES 27
  The Offering 27
  The Securities 28

COMMISSION AND FEES 32

TAX MATTERS 32

LEGAL MATTERS 32

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION**Error! Bookmark not defined.**

ADDITIONAL INFORMATION 32

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A, or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

FaultLine Issuer LLC (the "**Company**') is a limited liability company formed in the state of Delaware on February 14, 2024 and is managed by FaultLine LLC, a Virginia limited liability company ("**FaultLine**") or the "**Manager**"). The Company's purpose is to own, maintain and enforce certain payment obligations (the "**Rights**") pertaining to certain revenue generated by Sean Hansen (the "**Talent**") and/or its loan out company, FaultLine LLC (the "**Loan Out Company**", and together with the Talent, the "**Talent Group**"). For the avoidance of doubt, the Loan Out Company is also the Company's Manager.

The Company's sole source of revenue will be derived from the Talent Group's activities pursuant to the terms of the **Exclusive Purchase Option Agreement** (the "**EPO Agreement**"). The Company, upon exercise of the **Option** (defined below), will be entitled to be distributed a certain portion of the **Talent Revenue** (defined below) attributable to the **Talent Activities** (defined below), if and when such revenues are generated, which in turn will be distributed, in part, to the holders of the Securities. Thus, the Securities may generate periodic revenue and have the potential to increase in value as the Talent's career progresses.

A description of our business plan, including the **EPO Agreement**, can be found in the section of this Form C/A titled '*BUSINESS*' and on the Company's profile page on the Intermediary's website at https://crowdsurf.xyz/campaign/sean-hansen

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 6375 Richmond Hwy, Apt 564, Alexandria, VA, 22306.

The Company's website is available at: https://www.youtube.com/c/NeverMyFault.

The Company conducts business through the internet throughout the United States and internationally.

The Offering

Minimum Amount of the Securities Offered	2,400
Name of Securities	Class A Membership Interests
Total Amount of the Securities Outstanding after Offering	2,400
Maximum Amount of the Securities Offered	2,400
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	0
Price Per Security	$50.00
Minimum Individual Purchase Amount	$50.00[+]
Maximum Individual Purchase Amount	$120,000
Offering Deadline	July 26, 2024

Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 29.

+ Investors must subscribe in $50 increments with a minimum initial increment of $50. Additionally, the Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and the Manager is just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going concern.

Our independent registered public accounting firm has indicated that our current liquidity position raises substantial doubt about our ability to continue as a going concern. The Company has generated no revenue and has accumulated losses since inception. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from this offering. Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its operating commitments, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would cause the Securities to lose value.

Our revenue payment scheme is complex, and it is difficult to estimate the amount payable under the Exclusive Purchase Option Agreement.

The Company is a party to that certain Exclusive Purchase Option Agreement (defined below) under which it will acquire certain payment obligation rights in consideration, in part, for making substantial payments to the Talent Group. We believe that under the Exclusive Purchase Option Agreement, and relevant statutes, digital content streaming platforms, on-demand content platforms, and other media outlets are required to pay royalties to copyright owners, including the Talent Group, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements and has no ability to enforce or control the outcome of any disputes relating thereto. Failure on the part of others, including the Talent Group, to accurately collect on royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Talent Group's earnings.

The Company will rely on the Talent's current fan base and its ability to attract new fans to watch and share new content to increase total streams, which equates, indirectly, to potentially greater revenue for Investors. Since audience appeal depends on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Talent's fan base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Talent's content among digital streaming platforms, on-demand content platforms and other media outlets, and their end users.

We have access to limited and potentially incomplete historical performance and earnings data for the Talent Group.

The Company has limited due diligence information relating to the Talent Group's historical performance and no such information is being made available to Investors in the Offering. Moreover, we have little information signaling the likelihood of long-term performance of the Talent Group's existing content and other professional, revenue generating activities, and the potential revenue payments to be derived therefrom. As a result, any revenue payments derived from the Talent Group's content and other activities may generate lower revenue than we anticipate.

Although the proceeds from the Offering are intended to benefit the Talent Group, the Talent Group is not obligated to use those proceeds in a manner that benefits the Company or otherwise accretes value to the Investors.

Excluding costs associated with this Offering, the Offering does not specify how the proceeds from this Offering will be used other than funding the Management Services and Expense Agreement. The Manager has complete discretion to determine how the Offering Proceeds are used to pay the Talent, including the timing of such payments. The Manager may determine to pay the entirety of such proceeds to the Talent up front, without inquiring into whether such payments are being used in a manner intended to increase returns for the Company or the Investors.

Cash received from the revenue payments derived from the Talent Group's content will depend upon the continued popularity of the Talent, and we do not have any rights to require the Talent Group to take any actions to attract or maintain or otherwise generate revenue payments.

All of the Talent Revenue (defined below) is contingent on continued popularity of the Talent and is not guaranteed. The Talent Group has a limited obligation to take any actions to promote the Talent's content. There is no guarantee that the Talent Group will promote the Talent's content or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Talent Group continues to promote the Talent's content, there is no guarantee that such activities will increase the value of the content and total Talent Revenue accordingly. As a result, we cannot ensure that the Talent Group's content will be popular and, if popular, continue to be popular and generate revenue payments.

The valuation of the expected revenue payments requires us to make material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.

Our only asset is the Option (defined below), which, if exercised, entitles the Company to distributions of a certain portion of the Talent Revenue (defined below) attributable to the Talent Activities (defined below). This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our asset incorporates significant inputs that are not observable. Fair value of future expected revenue payments is determined by measuring expected returns and anticipated length of the popularity of the Talent Group and its content. However, the valuation of the expected revenue payments upon exercise of the Option is highly speculative due to the heavily subjective nature of identifying comparable content creators and is inherently difficult due to the uniqueness of the content and limited number of available comparable content creators.

The Company's success depends on the experience and skill of the Talent, both for the success of the business as well as the management of the Manager.

We are entirely dependent on the Talent, both in his capability to generate revenues for the underlying business and management of the Manager. The Talent's performance the responsibilities directly impacts, whether positively or negatively, the Company's business, financial condition, cash flow and results of operations.

Although the Company is dependent on the Talent Group, the Talent owes no fiduciary duty to the Company and any fiduciary duties owed to the Company and you by the Talent Group have been waived.

Since the Talent is neither a manager nor an officer of Company, Talent owes no fiduciary obligations to either the Company or you. In addition, pursuant to the Company's Operating Agreement, annexed hereto as Exhibit C, the Company and its Members waive any fiduciary duties owed by the other Members, including the Manager. As a result, neither the Company nor you may have any direct recourse against the Talent Group, whether under the Exclusive Purchase Option Agreement, under the securities laws, or otherwise, related to fiduciary duties.

Although dependent on the Talent, the Company does not have any key person life insurance policies on the Talent or any other people.

We are dependent on the Talent in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

Damage to our reputation and that of our Manager or the Talent could negatively impact our business, financial condition and results of operations.

Our reputation is critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty to our Talent could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

Ownership of the Securities provides Investors with an equity interest in a limited liability company that solely holds certain contractual rights and obligations related to the Talent Group and its revenue.

The Company does not intend to make any other material capital expenditures in the future. Thus, the Securities do not entitle holders to an ownership interest in any particular intellectual property work or other content creator nor do they represent an interest in any royalty agreement, distribution agreement or other agreement, obligation or asset associated with any particular intellectual property work or artist besides that certain portion of the Talent Revenue (defined below) attributable to the Talent Activities (defined below) subject to the Option under the Exclusive Purchase Option Agreement. Holders of the Securities may only receive revenue payments in connection with the Talent Group's content pursuant to the Exclusive Purchase Option Agreement.

Payments of revenue to the Company depends on accurate and timely accountings to the Company by its Manager.

While the Company holds the expectation that it will receive from the Talent Group periodic payments of revenue pursuant to the Exclusive Purchase Option Agreement, the Company cannot guarantee this outcome. It is possible that the Talent Group may fail to timely distribute the revenue to the Company. In such a situation, any revenue payment the Company receives will be greatly reduced, and any corresponding distributions of such revenues paid to Investors will be comparably negatively impacted.

The revenue participation rights held by the Company are limited to agreements entered into prior to the end of a certain term.

While the rights held by the Company have a perpetual term, the Talent Revenue Percentage does not extend to agreements entered into by the Talent after the Talent Activities Term has expired (ten years from the effective date of the EPO Agreement).

Holders of the Securities have no voting rights. As a result, holders of the Securities will not have any ability to influence the outcome of important transactions and decision.

All decisions regarding the management and affairs of the Company will be made exclusively by the Manager, unless otherwise required by Delaware law. Accordingly, Investors should not invest in the Company unless such Investor is willing to entrust all aspects of the management of the Company to the Manager. Holders of the Securities will have no right or power to take part in the management of the Company and will have no voting right to vote upon matters of the company. As a result, Investors will not be able to take part in the management and affairs of the Company and will not be able to vote upon any matters of the Company.

The Securities will not be freely tradable under the Securities Act for at least one year from the initial issuance date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will have limited inspection or information rights other than those required by law.

Investors will have limited inspection rights relating to the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities, and the price was not based on any independent third-party valuation or appraisal method.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Compliance and Regulation

Absence of regulatory oversight.

The Company is not registered and does not expect to register as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and the Purchasers will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets.

The Manager is not registered as an investment advisor.

The Manager is not registered as an investment adviser und the Investment Advisers Act of 1940, as amended (the "**Advisers Act**"). However, to the extent that a Company asset is deemed to fall within the definition of a security under U.S. federal securities laws, our Manager may be subject to additional requirements under the Advisers Act. The Manager may be required to register as an investment adviser or may have to file annual reports an "exempt reporting adviser" under the Advisers Act. Registration as an investment adviser may result in extraordinary, recurring, and non-recurring expenses. So long as our Manager is not and will not be subject to any such investment adviser registration, investors will not have the benefit of investor protections and will not receive disclosure commensurate with that provided by registered entities.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair market value of our assets is not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

FaultLine Issuer LLC (the "**Company**') is a limited liability company formed in the state of Delaware on February 14, 2024 and is managed by FaultLine LLC, a Virginia limited liability company ("**FaultLine**" or the "**Manager**"). The Company's purpose is to own, maintain and enforce certain payment obligations derived from certain revenue generated by Sean Hansen (the "**Talent**") and/or its loan out company, FaultLine LLC (the "**Loan Out Company**", and together with the Talent, the "**Talent Group**"). For the avoidance of doubt, the Loan Out Company is also the Company's Manager.

Talent is the entrepreneur behind a media company that has achieved significant online presence through content creation on various YouTube channels, with a total audience exceeding 1.6 million subscribers. Starting as a content creator at 13, Sean committed full-time to this endeavor by the end of 2022, significantly growing his main channel, NeverMyFault, to over 1.5 million subscribers, alongside developing other channels focused on gaming and skit-based content. His business operates by creating engaging digital content and entering into brand partnerships for promotions, targeting a primary audience of males aged 16 and older. This venture offers an insight into the evolving digital media landscape, showcasing a successful model of content-driven audience engagement and monetization through brand deals.

Business Plan

FaultLine Issuer LLC will sell the Securities to a user base of fans and enthusiasts of Talent's content. Through the support of our Manager and the Talent Group, we will strive to distribute a predetermined portion of the Talent Group's revenue to our investors perpetually until such time as the Company is dissolved in accordance with the provisions of the Company's Operating Agreement. See "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST*" and "*BUSINESS – The Exclusive Purchase Option Agreement*" for more information.

Customer Base

Talent's customer base primarily consists of males aged 16 and older, indicative of a young, predominantly male audience with interests that align with his content offerings. This demographic is typically engaged in digital entertainment and is likely to be active on social media and gaming platforms. They are drawn to Talent's channels for content that resonates with their preferences, such as gaming, specifically Fortnite, and skit-based videos. This audience segment values authentic, engaging, and entertaining content that speaks to their interests and lifestyle. As digital natives, they are also potential consumers for brands and products featured in Talent's brand deals, suggesting their significant influence as a consumer group in the digital media space.

Company Revenue

For more information on the security being offered in this Offering, see "*THE OFFERING AND THE SECURITIES – The Securities*" herein.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED, SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company's sole source of revenue will be derived from the Talent Group's activities pursuant to the terms of the **Exclusive Purchase Option Agreement**. The Company, upon exercise of the **Option** (defined below), will be entitled to be distributed a certain portion of the **Talent Revenue** (defined below) attributable to the **Talent Activities** (defined below), provided that Talent's earnings exceed an annual revenue threshold of $60,000 (as subsequently adjusted for inflation), which in turn will be distributed, net of Company costs or expenses, to the holders of the Securities. Notably, if the annual revenue threshold is not met in any annual period, there will be zero distributions to the Company during that period. Furthermore, the Securities may generate periodic revenue and have the potential to increase in value as Talent's career progresses.

Notably, while the Company's right to receive a certain portion of Talent Revenue is perpetual, it shall not apply with respect to Talent Activities agreements entered into after the Talent Activities Term (defined below).

For the purposes of this Form C/A, "**Talent Revenue**" means (i) any and all amounts, monies, revenue, consideration, and other compensation, in whatever form (whether cash (whether fixed, contingent, percentage, on a royalty basis or otherwise), equity (whether stock, stock options, warrants or otherwise), equity, goods, services, or otherwise) received pursuant to a Talent Agreement or otherwise from Talent Activities less only (ii) reasonable, actual, customary, verifiable, documented amounts due and payable to Talent's applicable representatives, including, without limitation, Talent's agent, business manager, manager and/or entertainment legal counsel from any amounts referenced in (i) above.

For the purposes of this Form C/A, "**Talent Activities**" means any and all activities undertaken by or on behalf of Loan Out Company or Talent (or by any person or entity for or on behalf of Loan Out Company or Talent) that (i) are directly or indirectly related to Talent's public persona, (ii) arise primarily based upon Talent's public persona and/or (iii) arise as a direct or indirect result of Talent's public persona. The Talent Activities may include, without limitation, (a) any services performed by Talent or Loan Out Company relating to the Talent's public persona, services where there is content/materials utilizing Talent's public persona, any engagements in media, entertainment, or consumer-related projects that capitalize on and/or are enhanced by the Talent's public persona; (b) investments made before or during the Talent Activities Term, including shares in founded startups, active investments, interests in general partnerships and management companies of funds, digital assets, and equity compensation, where such investments are related to or are made available to Talent or its loan out company in connection with Talent's public persona; and (c) business ventures and/or companies created before or during the Talent Activities Term where such ventures and/or companies are related to Talent's public persona.

For the purposes of this Form C/A, "**Talent Activities Term**" means the time period beginning on the effective date of the EPO Agreement (as defined below) and ending on the (10th) anniversary thereof.

The Exclusive Purchase Option Agreement

The Company and the Loan Out Company entered into an exclusive purchase option agreement (the "**EPO Agreement**") dated March 11, 2024 that outlines the terms and conditions regarding the Company's option (the "**Option**") to purchase a 10% undivided interest in the Talent Revenue (the "**Talent Revenue Percentage**") from the Talent Group. The Closing shall only occur if the Target Offering Amount is raised in the Offering.

Pursuant to the terms of the EPO Agreement, upon the closing of the Offering, the following events shall occur:

i. The Company shall pay Loan Out Company, in immediately available funds, an amount (the "**Purchase Price**") equal to one ($1.00) dollar; and

ii. The Loan Out Company shall irrevocably assign, grant and convey to the Company, an undivided fractional interest in the Talent Revenue Percentage.

Pursuant to the EPO Agreement, the Loan Out Company will take all necessary steps to satisfy obligation to pay a percentage of the Talent Revenue associated with the Talent Activities for any year during the Talent Activities Term that the Talent earns at least $60,000 as adjusted annually for inflation. The Loan Out Company must provide the Issuer with a list of all Prior Talent Agreements and update the Issuer on any changes or new agreements. The Loan Out Company also has associated reporting and audit obligations. The Loan Out Company and Talent indemnify the Company and associated parties against liabilities arising from the Talent's public persona, Talent Agreements, and any breach of representations. The Loan Out Company and Talent agree not to sue the Company and associated parties for any claims related to the EPO Agreement. In addition, the EPO Agreement provides for restrictions on the assignment of the EPO Agreement by Loan Out Company without the Company's approval, whereas the Company may assign its rights with internal approval.

It is important to note, however, that if the Target Offering Amount is not met, the EPO Agreement will automatically terminate, and Issuer will not be entitled to any revenue distributions whatsoever.

Management Services and Expense Agreement

The Company and the Manager entered into a certain management services and expense agreement (the "**MSE Agreement**") dated March 11, 2024. Under the terms of the MSE Agreement, the Manager will provide the Company certain services, including, but not limited to, general financial, strategic and corporate advisory and consulting services; general administration and clerical support services; and general business management services, including accounting, controllership, finance, financial reporting, treasury, corporate tax analysis and preparation, executive management services, human resources management, information technology systems and management and strategic and business planning services. In exchange for such services, the Company has agreed to compensate the Manager by reimbursing, or otherwise advancing on behalf of the Manager: (i) its operating expenses, which in no event shall exceed the net Offering proceeds, and (ii) for such additional services as agreed to by the parties from time to time.

Competition

The markets in which we operate are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the content streaming industry. These competitors include other content creators and streamers worldwide, including comedy skits or gaming videos. Many of these creators may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their content. These competitors can take away market share from the Talent Group, which in turn could significantly impact revenues for the Company.

Intellectual Property

The Company licenses certain intellectual property rights from the Talent Group, including the right to use the Talent's name and likeness in connection with the Company's business and the Offering. Notwithstanding the foregoing, the Company does not, and is not expected to, own any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds+	% of Proceeds Raised*	Amount from Proceeds Raised
Intermediary Fees	10.00%	$12,000
Estimated Offering Fees (1)	6.67%	$8,000
Payment to Manager for Management Services and Expenses (2)	83.33%	$100,000
Total	**100.00%**	**$120,000**

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

(1) We expect to incur offering expenses outside of Intermediary fees of approximately $8,000, which includes legal, accounting and payment processing fees.

(2) Payments to the FaultLine for management services and expenses: Per the MSE Agreement, we will pay an amount, not to exceed the total amount of Company's Offering proceeds less the Offering fees noted in this Use of Proceeds table, to FaultLine, at such times and on such terms as set forth in the agreement. See "BUSINESS – Management Services and Expense Agreement" herein for more information.

+ The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. The Manager reserves the right to modify the use of proceeds based on the factors set forth above.

MANAGER, OFFICERS, AND KEY PERSONS

        The Company is managed by its Manager, FaultLine LLC. The manager of FaultLine LLC, who is also the Talent as referenced herein, is listed below along with his position at the Manager and his principal occupation and employment responsibilities.

Name	Positions and Offices Held	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sean Hansen	Manager of the Manager of the Issuer and the Talent	Video Editor, Youtube Channels, January 2020 to Present	Rowan University, Cinematography and Film/Video Production, Class of 2026

Biographical Information

        <u>Sean Hansen</u>: Sean is the entrepreneur behind a media company that has achieved significant online presence through content creation on various YouTube channels, with a total audience exceeding 1.6 million subscribers. Starting as a content creator at 13, Sean committed full-time to this endeavor by the end of 2022, significantly growing his main channel, NeverMyFault, to over 1.5 million subscribers, alongside developing other channels focused on gaming and skit-based content. His business operates by creating engaging digital content and entering into brand partnerships for promotions, targeting a primary audience of males aged 16 and older. This venture offers an insight into the evolving digital media landscape, showcasing a successful model of content-driven audience engagement and monetization through brand deals.

Indemnification

        Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's Operating Agreement attached as <u>Exhibit C</u>. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

        The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of membership interests in the Company, comprised of 2,400 units of Class A Membership Interests, of which 0 units of Class A Membership Interests are issued and outstanding, and 100 units of the Company's Class B Membership Interests (the "***Class B Units***," collectively with the Class A Units, the "***Units***"), all of which Class B Units are issued.

Class A Units will be the Securities offered in this Offering and will be owned by the investors. The Securities have no voting rights and will share in any distributions. Class B Units are owned by the Manager, have all the voting rights and will not share in any distributions. See '*OTHER MATERIAL TERMS*' for more information.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's issued and outstanding capitalization consists of:

Type	Class B Membership Interests
Amount Outstanding	100 Units
Voting Rights	One vote per Class B Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class B Units will not dilute the Securities offered hereunder as Class B Units are not entitled to distributions
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
FaultLine LLC*	100 Units of Class B Membership Interests	100%

*FaultLine LLC is 100% owned by Sean Hansen, who is the Manager of this entity. Sean Hansen is also the Talent as referenced herein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

FaultLine Issuer LLC is a special purpose vehicle whose primary purpose is to hold certain revenue rights related to the Talent Group's content pursuant to the Exclusive Purchase Option Agreement. The Company was formed in Delaware as a limited liability company on February 14, 2024.

The Company is currently managed by FaultLine LLC, a Virginia limited liability company, formed on February 13, 2024.

Cash and Cash Equivalents

As of February 14, 2024, the Company, together with its Manager, have an aggregate of $0 in cash and cash equivalents. As discussed herein, amounts raised in the Offering will be reserved to provide for expenses for the duration of the Talent Revenue payout under the EPO Agreement, with no runway available aside from our Manager's commitment to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. We must raise capital in this Offering to improve our liquidity position and continue as a going concern.

Liquidity and Capital Resources; Capital Expenditures

We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company does not intend to make any material capital expenditures in the near future. See "*BUSINESS – The Exclusive Purchase Option Agreement*" and section titled "*Use of Proceeds,*" for more information.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

This amendment is filed to (i) extend the Offering Deadline to July 26, 2024; and (ii) replace the current Exhibit B with an updated Subscription and Joinder Agreement that incorporates joinder language into the document rather than as an exhibit to the prior Subscription Agreement.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Membership Interests	$1.00	100	N/A	February 14, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Transactions with Related Persons

The Company has conducted the following transactions with related persons:

The Company, the Loan Out Company, and the Talent entered into that certain Exclusive Purchase Option Agreement wherein the Company was granted the Option to acquire up to a 10% undivided interest in the Talent Revenue in consideration for conducting the Offering, satisfying the Target Offering Amount, entering into that certain Management and Expense Sharing Agreement and paying cash consideration of $1.00. See "*BUSINESS – The Exclusive Purchase Option Agreement*" for more information.

Pursuant to that certain Management Services and Expense Agreement, the Manager will provide the Company certain services in exchange for certain fees, compensation, and reimbursements (capped at approximately $100,000). See "*BUSINESS – Management Services and Expense Agreement*" for more information.

Sean Hansen is the manager of the Loan Out Company. The Loan Out Company is the Manager of the Company. Sean Hansen is also the Talent.

Conflicts of Interest

The proposed structure and method of operation of the Company gives rise to certain inherent conflicts of interest among the Company, the Manager, the Loan Out Company, the Talent, the Class A Members, and each of their affiliates. Notably, the Manager is also the Loan Out Company, and the Talent is the manager and sole member of the Manager and the Loan Out Company. The Manager (and the Loan Out Company), the Talent, their members and each of their affiliates may act as managers of other limited liability companies, as general partners of partnerships, or in an active role in other businesses. Prospective investors should carefully consider the following important, potential conflicts of interest and those described with the risk factors before investing in the Company. See '*RISK FACTORS*' for more information. Additional conflict of interest may be, but are not limited to, the following:

The Manager will receive compensation from the Company. The Manager will be compensated in the form of the Management Fee for services rendered to the Company pursuant to the terms of the Company's Operating Agreement. Furthermore, the Loan Out Company will be entitled to certain compensation and fees payable by the Company under the terms of the MSE Agreement. Therefore, given that the Manager and the Loan Out Company are the same entity, in the event there is any discretion as to the fees or compensation payable by the Company to the Loan Out Company pursuant to the terms of the Company's Operating Agreement or MSE Agreement, such determinations will not be made at arm's length. The only contractual limitation to the self-dealing nature of the MSE Agreement is for the Company and Loan Out Company to exercise good faith in their dealings. See '*MANAGEMENT COMPENSATION AND FEES*' herein for more information.

The Manager may not have the benefit of separate professional advisors and legal counsel. Attorneys, accountants, and/or other professionals representing the Company may also provide professional services to the

Manager, the Loan Out Company and the Talent. It is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

The Company is reliant on the Talent Group's ability to generate the Talent Revenue. The Company's exclusive source of revenue is in connection with the Talent Group's distribution of certain payment obligations the Company pursuant to the Exclusive Purchase Option Agreement. The Talent Group, however, has a limited obligation to take any actions to promote the Talent's content, or engage in activities that generate revenue that qualifies as Talent Revenue. There is no guarantee that the Talent Group will create new content, promote the existing content or otherwise attempt to popularize it on a continuous, going forward basis. Further, the Company has no authority to require the Talent Group to popularize Talent's content or to attempt to generate additional qualifying revenue. Unforeseen circumstances may influence the Talent Group's willingness to continue creating and popularizing its content, which could have a material, adverse effect on the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering $120,000 dollars (the "**Target Offering Amount**") of Units of Class A Membership Interests (the "**Securities**") at a price per Unit of $50.00 on a contingency basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 26, 2024 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $50.00, with additional increments of $50.00, and the maximum amount that an Investor may invest in the Offering is $120,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Crowdsurf Funding Portal LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with North Capital Private Securities Corporation until the Target Offering Amount has been met and a closing has occurred. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Withdrawal

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering.

Escrow Agent

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the

Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A, the Company's Operating Agreement attached as Exhibit B, and the Joinder Agreement, attached hereto as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Other Material Terms

Summary of Key Terms of the Operating Agreement

<u>The Members</u>

Limited Liability: Offset Against Future Distributions:	No Member will be personally liable for the debts or obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in the Operating Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company. Future distributions of available cash and cash equivalents, if any, may be offset by any debts or obligations of the Company.
No Voluntary Redemptions of Withdrawals:	So long as a Member continues to hold any Class A Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any person who is a Member ceases to hold any Class A Unit, such person shall no longer be a Member. Notwithstanding the foregoing, the Manager may require a Member to withdraw all or any portion of its Class A Units in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their affiliates.
Voting Rights:	Class A Members shall not be entitled to vote unless the right to vote is expressly granted by the Manager, the Operating Agreement, or by Applicable Law.

<u>Management</u>

Management of the Company; Authority of the Manager:	Management and control of the Company will be vested exclusively in the Manager. The Manager is permitted to delegate to a third-party manager selected by the Manger in its sole discretion, all of the powers of the Manager, provided that no such delegation shall reduce the responsibility of the Manager for the conduct of the Company and the Manager shall be liable for the conduct of any third-party manager as if such conduct were the conduct of the Manager. Furthermore, the Manager shall be permitted to assign its interest in the Management Fee (defined below) to such third-party manager in its sole discretion.
Compensation and Reimbursement of Manager:	The Manager shall earn a quarterly management fee equal to 2.5% of all quarterly gross revenue generated by the Company on a perpetual basis, distributed no less than quarterly (the "**Management Fee**"). Additionally, the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.
Removal or Resignation of Manager:	The Manager may not be removed. The Manager may resign and appoint a new Manager, including an affiliate of the Manager, as the Manager of the Company without the consent of the Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.

Limitation of Liability:	The Company's Operating Agreement is not intended to, and does not, create any fiduciary duty on the Manager and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Manager will not be liable to the Company for any act or omission that, in good faith, the Manager determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct. Nothing in the above should be construed as relieving, or attempting to relieve, the Manager from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Manager:	The Company will indemnify the Manager and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager's or officer's gross negligence, reckless or intentional misconduct or fraud and excluding indemnification provisions from agreement not authorized in writing by the Company. Please review Article VIII of the Operating Agreement for additional indemnification provisions.
Amendment of the Operating Agreement; Limited Voting Rights:	Only the consent of the Manager is required to amend the Operating Agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member, including the creation of a new class of Units), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Distributions and Withdrawals of Capital

Distributions:	Distributions of any available cash or cash equivalents of the Company, after allowance for payment of all Company obligations then due and payable, including the Management Fee, debt service and operating expenses and for such reasonable reserves as the Manager shall determine, shall be distributed to the Members, on at least a quarterly basis if available, *pro rata* and *pari passu* as follows:
	
	    (i) *First*, 100% to each Class A Member until such Class A Member has received cumulative distributions pursuant to Section 6.01(a)(i) of the Operating Agreement equal to such Class A Member's aggregate Capital Contribution; and
	    (ii) *Second*, 100% of the remainder to Class A Members *pro rata* in proportion to their Class A Member Percentage Interest.

Withdrawals of Capital:	No Member may withdraw capital from the Company without the consent of the Manager.

Conversion; Repurchase; Transfer; and Sale of Interests

Conversion to Corporation:	The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "***Conversion***"). In the event the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.

Involuntary Transfer; Repurchase of Class A Units:	In the event that the Class A Units owned by any Member shall be subject to an involuntary transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary transfer, unless, in the case of this clause (c), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary transfer, (d) a transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Units) unless such transfer constitutes a Permitted Transfer (as defined in the Operating Agreement), or (e) Disability (as defined in the Operating Agreement) (each such subsections (a) through (e), an "*Involuntary Transfer*"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Class A Units are to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Class A Units held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice**.**
Restrictions on Transfer:	A Member may not pledge, assign, sell, exchange, or transfer its Class A Units (or any portion thereof) except pursuant to Rule 501 of Regulation CF, except with the consent of the Manager, which consent may be given or withheld in its sole and absolute discretion. The Class A Units will have transfer restrictions that will be subject to legal as well as contractual, transfer restrictions. No Class A Units may be pledged, transferred, resold or otherwise disposed of by any Investor except pursuant to Rule 501 of Regulation CF.
Approved Sale; Drag Along Rights:	If the Manager approves the sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Transfer Agent & Registrar:	The Company will act as transfer agent and registrar for the Securities.

Miscellaneous

Fiscal Year:	The Company's fiscal year shall end on December 31.
Term:	The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of the Operating Agreement.
Dispute Resolution:	In any dispute, Members agree to waive their right to a trial by jury and to final and binding arbitration which shall be administered by the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures.

COMMISSION AND FEES

At the conclusion of the Offering, the Issuer shall pay to the Intermediary (i) a cash fee of ten percent (10%) of the total amount raised in the Offering, and (ii) a fee of two percent (2%) of the number of Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FaultLine Issuer, LLC
(Issuer)

By:/s/ FaultLine LLC
(Signature)

By: Sean Hansen, Manager
(Name)

Manager
(Title)

April 26, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ FaultLine, LLC
(Signature)

By: Sean Hansen, Manager
(Name)

Manager
(Title)

April 26, 2024
(Date)

EXHIBIT A

Financial Statements

FaultLine Issuer LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (Unaudited) and
Accountant's Compilation Report

As of Inception – February 14, 2024



ACCOUNTANT'S COMPILATION REPORT

To Management
FaultLine Issuer LLC

Management is responsible for the accompanying financial statements of Faultline Issuer LLC, which comprise the statement of financial position as of the date of inception of the Company on February 14, 2024 and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 20, 2024

Vincenzo Mongio

Statement of Financial Position

	As of February 14, 2024 (inception)	
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	$	-
EQUITY		
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-


FaultLine Issuer LLC
Notes to the Unaudited Financial Statements
February 14, 2024 (Inception)
$USD


NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FaultLine Issuer LLC ("the Company") was formed on February 14th, 2024. The Company plans to earn revenue pursuant to its purchase option of revenue rights from FaultLine LLC.

FaultLine LLC was formed on February 13th, 2024. The company plans to earn revenue through social media and partnerships within this entire ecosystem. The company's headquarters is in Alexandria, Virginia.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity-Based Compensation</u>

The Company has no equity-based compensation plan.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into an exclusive purchase option agreement with FaultLine LLC in which the Company is to acquire an irrevocable "Talent Revenue Percentage" equal to 10 percent multiplied by the quotient of the "Initial Closing Amount" (Subject to the Reg C raise) divided by the "Maximum Offering Amount" ($120,000) should the option be exercised before the end of the offering term and provided the offering threshold of $120,000 is met.

NOTE 5 – DEBT

The Company has no debt.

NOTE 6 – EQUITY

The Company operates on Membership Interests, of which it has two classes. Class A Membership Interests, which are to be issued during crowdfunding, and Class B Membership Interests. As of February 14, 2024, 0 Class A Membership Interests have been issued, and 100 Class B Membership Interests have been issued to FaultLine LLC.

Voting: Class A Membership Interests are non-voting, and Class B Membership Interests are entitled to vote on all matters presented to the Members for approval.

In the event of conversion from an LLC to a corporation, Class A Membership Interests shall receive capital stock in the form of preferred stock, and Class B Membership Interests shall receive capital stock in the form of common stock. Each of these will have the same rights, preferences, privileges, restrictions, qualifications, and limitations attributed to Class A and Class B membership interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 14, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 20, 2024, the date these financial statements were available to be issued. No transactions require disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT B

Subscription and Joinder Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE INTERNET-BASED PLATFORM USED BY CROWDSURF FUNDING PORTAL LLC. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S PLATFORM (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR

COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SUBSCRIPTION AGREEMENT AND JOINDER

This Subscription Agreement and Joinder (the "***Agreement***") is made and dated as of _____, by and between FaultLine Issuer LLC, a Delaware limited liability company (the "***Company***"), and the undersigned subscriber (the "***Subscriber***").

WHEREAS, the Company is offering up to an aggregate of $120,000 of [Class A] membership interests (the "***Class A Units***" and sometimes referred to as the "***Securities***")in an offering (the "***Offering***") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation CF***"), pursuant to the terms of the Offering available on the platform of the Crowdsurf Funding Portal LLC (the "***Intermediary***"); and

WHEREAS, the Subscriber understands that the Offering of the Class A Units is made pursuant to the Form C, dated as of March 25, 2024 may be amended or supplemented (the "***Form C***");

WHEREAS, the Subscriber wishes to subscribe for and purchase the Class A Units.

NOW, THEREFORE, upon the execution and delivery of this Agreement, the Company and the Subscriber agree as follows:

1. **SUBSCRIPTION**. Subject to the terms and conditions of this Agreement (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A Units in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber agrees to its membership in the Company pursuant to the terms and conditions of this Agreement and the Company's limited liability company agreement dated February 14, 2024, as amended (the "***Operating Agreement***"); *provided, however*, that the Company reserves the right to accept or reject this subscription for Class A Units, in whole or in part. If the Company elects to accept this subscription for Class A Units in part, it shall promptly notify the Subscriber on the signature page countersigned by the Company and delivered to the Subscriber.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Units may be allocated among Subscribers.

3. **THE CLOSING**. Provided that the subscriptions are received in an amount equal to or greater than $120,000 (the "***Target Offering Amount***"), the closing of the purchase and sale of the Securities (the "***Closing***") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "***Closing Date***").

4. **PAYMENT FOR SECURITIES**. Payment for the Class A Units shall be received by North Capital Private Securities Corporation (the "***Escrow Agent***") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Units owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Units were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

    a) <u>Organization and Standing.</u> The Company is a limited liability company duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the SEC rules promulgated under Title III of the JOBS Act of 2012.

    c) <u>Issuance of the Securities.</u> The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

    d) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

    e) <u>No Filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

    f) <u>Financial Statements</u>. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of February 14, 2024 and the related consolidated statements of income and cash flows as of inception (the "***Financial Statements***") have been made available to the Subscriber and appear in the Form C and on the platform of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company as of inception. Mongio Associates CPAs LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial

Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) <u>No Disqualification.</u> The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

h) <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

i) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER**. The Subscriber hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

   i. The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Class A Units, enter into this Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

   ii. The Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Class A Units as a nominee or agent or otherwise for any other person.

   iii. The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells the Class A Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

   iv. The Subscriber acknowledges, and is purchasing the Class A Units in compliance with, the investment limitations as set forth in Rule 100(a)(2) of Regulation CF.

b) <u>Information Concerning the Company</u>.

   i. The Subscriber has received a copy of the Form C. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Class A Units.

   ii. The Subscriber understands and accepts that the purchase of the Class A Units involves various risks, including the risks outlined in the Form C and in this Agreement. The Subscriber represents that it is able to bear any, and all loss associated with an investment in the Class A Units.

iii. The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class A Units. It is understood that information and explanations related to the terms and conditions of the Class A Units provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class A Units, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Class A Units. The Subscriber acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Class A Units for purposes of determining the Subscriber's authority or suitability to invest in the Class A Units.

iv. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Subscriber has had access to such information concerning the Company and the Class A Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class A Units.

v. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before a Closing Date, each of the Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Subscriber.

vi. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Subscriber.

vii. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class A Units or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

The Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class A Units or (B) made any representation to the Subscriber regarding the legality of an investment in the Class A Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Class A Units, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision that the investment in the Class A Units is suitable and appropriate for the Subscriber.

d) <u>Status of Subscriber</u>.

i. The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Class A Units. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Units and the consequences of this Agreement. The Subscriber has considered the suitability of the Class A Units as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Class A Units and its authority to invest in the Class A Units.

ii.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

e)   <u>Restrictions on Transfer or Sale of Securities</u>.

i.   The Subscriber is acquiring the Class A Units solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Class A Units. The Subscriber understands that the Class A Units have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The Subscriber understands that the Class A Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "***Commission***") provide in substance that the Subscriber may dispose of the Class A Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register the Class A Units, or to take action so as to permit sales pursuant to the Securities Act. Even when the Class A Units become freely transferrable, a secondary market in the Class A Units may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Class A Units for an indefinite period of time.

iii.   The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class A Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER AND THE COMPANY**. The obligations of the Subscriber to purchase and pay for the Class A Units specified on the signature page hereto and of the Company to sell the Class A Units are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a)   <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b)   <u>Target Amount</u>. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Class A Units in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Class A Units having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Subscriber shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **DISPUTE RESOLUTION; ARBITRATION**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York . Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

14. **GOVERNING LAW**. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16. **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	FaultLine Issuer LLC 6375 Richmond Hwy, Apt 564 Alexandria, VA, 22306 Attention: Sean Hansen
with a copy to:	Hess Legal Counsel Eric@HessLegalCounsel.com Attention: Eric W. Hess
If to the Subscriber:	[*Purchaser Address*] [*E-mail Address*]

18. **BINDING EFFECT**. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **SURVIVAL**. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Subscriber and (iii) the death or disability of the Subscriber.

20. **NOTIFICATION OF CHANGES**. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class A Units pursuant to this Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Agreement to be false or incorrect.

21. **SEVERABILITY**. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. **JOINDER TO OPERATING AGREEMENT.** By executing this Agreement, the Subscriber agrees to be bound by, and to comply with, all of the terms and conditions of the Operating Agreement in the same manner as if the Subscriber were an original party to the Operating Agreement. The Subscriber, as a member under the Operating Agreement, confirms that the representations and warranties set forth in the Operating Agreement are true and correct as to the Subscriber. From and after the Closing, the Subscriber will be entitled to the rights of, and be subject to the obligations of, a Member under the Operating Agreement, as such term is defined therein.

IN WITNESS WHEREOF, the Subscriber has executed this Agreement as of this [*Date*].

SUBSCRIBER (if an individual):
By_____ Name:

State/Country of Domicile: _____

SUBSCRIBER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

Form of Entity: _____

The offer to purchase the Class A Units as set forth above is confirmed and accepted by the Company as to the aggregate purchase price for the Class A Units the Subscriber hereby irrevocably subscribes for is:

[*Purchase Amount*].

FaultLine Issuer LLC, a Delaware limited liability company
By: FaultLine LLC A Delaware limited liability company, its Manager   _____ By: Sean Hansen, its Manager

EXHIBIT C

Operating Agreement

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

FAULTLINE ISSUER LLC

(A Delaware Limited Liability Company)

Dated as of February 14, 2024

THE INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. THEREFORE, SUCH INTERESTS CANNOT BE RESOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF AT ANY TIME UNLESS THEY ARE REGISTERED UNDER SUCH ACT AND LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE, AND THE HOLDER COMPLIES WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS AGREEMENT.

FaultLine Issuer LLC
6375 Richmond Hwy, Apt 564
Alexandria, Virginia 22306

TABLE OF CONTENTS

ARTICLE I DEFINITIONS..4
    Section 1.01 Definitions....4
    Section 1.02 Interpretation....8
ARTICLE II ORGANIZATION...8
    Section 2.01 Formation....8
    Section 2.02 Name...9
    Section 2.03 Principal Office....9
    Section 2.04 Registered Office; Registered Agent...9
    Section 2.05 Purpose; Powers....9
    Section 2.06 Term....9
    Section 2.07 No State Law Partnership...9
    Section 2.08 Classes of Interests....9
    Section 2.09 Conversion to Corporation...10
ARTICLE III CAPITAL ACCOUNTS..10
    Section 3.01 Maintenance of Capital Accounts....10
    Section 3.02 Succession Upon Transfer....10
    Section 3.03 Negative Capital Accounts...10
    Section 3.04 No Withdrawals From Capital Accounts....11
    Section 3.05 Loans From Members...11
ARTICLE IV MEMBERS..11
    Section 4.01 Members; Initial Capital Contributions....11
    Section 4.02 Limited Liability....11
    Section 4.03 Investment Representation...11
    Section 4.04 Meetings of the Members; Action without Meeting......................................11
    Section 4.05 Other Activities...12
    Section 4.06 Admission of New Members; Additional Capital Contributions....................12
    Section 4.07 Return of Capital Contributions...12
    Section 4.09 No Interest in Company Property....12
    Section 4.10 Certificates....13
ARTICLE V ALLOCATIONS...13
    Section 5.01 Allocation of Net Income and Net Loss...13
    Section 5.02 Allocations in Respect of Transferred Membership Interests......................13
ARTICLE VI DISTRIBUTIONS..13
    Section 6.01 Distributions of Cash Flow and Capital Proceeds........................................13
ARTICLE VII MANAGEMENT..14
    Section 7.01 Management of the Company...14
    Section 7.02 Officers..14
    Section 7.03 Authority of the Manager....14
    Section 7.04 Other Authority of the Manager...15
    Section 7.05 Other Activities...16
    Section 7.06 Compensation and Reimbursement of Manager...16
    Section 7.07 Removal of or Resignation of Manager....16
    Section 7.08 Resignation of Manager....16
ARTICLE VIII EXCULPATION AND INDEMNIFICATION..17
    Section 8.01 Exculpation of Covered Persons...17
    Section 8.02 Liabilities and Duties of Covered Persons...17
    Section 8.03 Indemnification...17
    Section 8.04 Survival...19
ARTICLE IX TRANSFER...19
    Section 9.01 Restrictions on Transfer....19
    Section 9.02 Other Permitted Transfers....20

Section 9.03 Involuntary Transfers. 20
Section 9.04 Approved Sale; Drag Along. 21
Section 9.05 No Withdrawal. 21
ARTICLE X ACCOUNTING; TAX MATTERS 21
Section 10.01 Financial Statements. 21
Section 10.02 Inspection Rights. 22
Section 10.03 Income Tax Status. 22
Section 10.04 Tax Returns. 22
Section 10.05 Company Funds. 22
ARTICLE XI DISSOLUTION AND LIQUIDATION 22
Section 11.01 Events of Dissolution. 22
Section 11.02 Effectiveness of Dissolution. 22
Section 11.03 Liquidation. 23
Section 11.04 Cancellation of Articles. 23
Section 11.05 Survival of Rights, Duties and Obligations. 23
Section 11.06 Recourse for Claims. 24
ARTICLE XII MISCELLANEOUS 24
Section 12.01 Expenses. 24
Section 12.02 Further Assurances. 24
Section 12.03 Confidentiality. 24
Section 12.04 Notices. 25
Section 12.05 Headings. 25
Section 12.06 Severability. 25
Section 12.07 Entire Agreement. 25
Section 12.08 Successors and Assigns. 26
Section 12.09 No Third-Party Beneficiaries. 26
Section 12.10 Amendment. 26
Section 12.11 Waiver. 26
Section 12.12 Governing Law. 26
Section 12.13 Arbitration. 26
Section 12.14 Equitable Remedies. 27
Section 12.15 Attorneys' Fees. 27
Section 12.16 Remedies Cumulative. 27
Section 12.17 Counterparts. 27
Section 12.18 Independent Counsel. 27

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

FAULTLINE ISSUER LLC

This Limited Liability Company Operating Agreement (this "**Agreement**") of FaultLine Issuer LLC, a Delaware limited liability company (the "**Company**"), is effective as of February 14, 2024 by and among the Company, FaultLine LLC, a Virginia limited liability company (the "**Manager**"), and the Persons (as defined below) listed in the books and records of the Company that become parties to this Agreement in accordance with its terms and are admitted to the Company as Members (as defined below).

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on February 14, 2024 (the "**Certificate of Formation**"), in accordance with the provisions of the Delaware Act (as defined herein).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, state the following:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Additional Capital Contributions**" shall mean the contribution of cash, cash equivalents, or property in addition to the initial Capital Contributions.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Operating Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager.

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)   the liquidation of the Company within the meaning of 26 CFR § 1.331-1;

(d)   *provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(e)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to the Code; *provided*, that Book Values shall not be adjusted pursuant to this paragraph (e) to the extent that an adjustment pursuant to paragraph (d) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (e); and

(f)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business**" has the meaning set forth in Section 2.05(a).

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.01.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Member Percentage Interest**" shall mean the number of Class A Units held by any Class A Member divided by the total number of Class A Units then outstanding held by all Class A Members, multiplied by 100.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Confidential Information**" has the meaning set forth in Section 12.03(a).

"**Covered Person**" has the meaning set forth in Section 8.01(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, codified in the Delaware Code, Title 6, Subtitle II, Chapter 18, as amended from time to time.

"**Disability**" means the lack of legal capacity to perform an act which includes the ability to manage or administer one's own financial affairs as determined by a court of competent jurisdiction or another federal agency.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as reasonably determined by the Manager.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 8.03(a).

"**Majority in Interest of the Members**" means the Members holding a majority of the Membership Interests of the Company.

"**Manager**" means, initially, FaultLine LLC, a Virginia limited liability company, or such other Person as may be designated or become the Manager pursuant to the terms of this Agreement.

"**Member**" means (a) FaultLine LLC, a Virginia limited liability company and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest of each Member shall be expressed in the form of Units or as a Percentage Interest and shall be as set forth on Schedule A or as maintained in book entry form by the Company's transfer agent. Class A Members will hold Class A Membership Interests; Class B Members will hold Class B Membership Interests. At the date of this Agreement, there are no subsequent classes of Membership Interests.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with the Code.

"**Officers**" has the meaning set forth in Section 7.02.

"**Percentage Interest**" shall mean the number of Units held by any Member divided by the total number of Units then outstanding held by all Members, multiplied by 100.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 9.01.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or any direct or indirect economic or voting interest) in any Membership Interests owned by a Person; *provided* that none of an issuance, disposition, redemption or repurchase of any equity securities in the ultimate parent entity of a Member shall be deemed to be a Transfer of Membership Interests, including by means of a disposition of equity interests in a Member or in a Person that directly or indirectly holds any equity interests in a Member. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Units**" shall be the measure by which each Member's Percentage Interest is determined, even though such ownership may be different from (more or less than) the Member's proportionate Capital Account. The Company is not obligated to issue certificates to represent any Units. Only Units owned by Members entitled to vote may vote on any matter as to which this Agreement requires or permits a vote. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 5.04 and Section 9.01 below, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member.

(a) "**Class A Units**" shall mean Units held by a Class A Member in his, her or its capacity as a Class A Member, and shall not be entitled to vote unless the right to vote is expressly granted by the Manager, this Agreement, or by Applicable Law; and

(b) "**Class B Units**" shall mean Units held by a Class B Member in his, her, or its capacity as a Class B Member, and shall be entitled to vote on all matters presented to the Members for approval; and

(c) Subject to Section 12.10 herein, subsequent classes of Units may be created by the Manager as provided herein and shall be designated by letters or in any other way the Manager may deem appropriate. Such Units, when authorized, shall mean Units held by a Member in such class or classes in his, her or its capacity as a Member, and shall hold such economic interest, right to vote, and other rights as may be specified by the managers in the resolutions establishing the class.

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.


ARTICLE II
ORGANIZATION


Section 2.01 Formation.

(a)   The Company was formed on February 14, 2024, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b)   This Agreement shall constitute the "operating agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is "FaultLine Issuer LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to the Members of any change to the name of the Company.

Section 2.03   Principal Office. The principal place of business of the Company shall be at such place or places, within or without the State of Delaware as shall be designated, from time to time, by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   For purposes of the Delaware Act, the registered office for service of process for the Company in the State of Delaware shall be located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex,, and the name of the statutory agent of the Company at such registered office shall be Harvard Business Services, Inc. The Manager may change the registered office or agent for service of process for the Company from time to time as permitted under the Delaware Act and Applicable Law, and shall give prompt notice of any such change to each of the Members.

Section 2.05   Purpose; Powers.

(a)   The purposes of the Company are to engage in (i) any lawful business or activity for which limited liability companies may be legally formed under the Delaware Act; and (ii) any and all activities necessary or incidental thereto ((i) and (ii) collectively the "**Business**").

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06   Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07   No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state, and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section 2.08   Classes of Interests.

(a)   The Company shall have multiple classes of Membership Interest as determined by the Manager. The initial classes of Membership Interests shall be:

(i)   "**Class A Interests**" and the Members holding (and entitled to hold) such Membership Interests shall be "**Class A Members**." The Class A Interests are being issued in accordance with that certain offering (or offerings) of the Class A Interests of the Company in reliance on section 4(a)(6) of the Securities Act of 1933, as amended ("**Regulation Crowdfunding**"), and shall only be held by Persons who acquired such Membership Interests in connection with such Regulation Crowdfunding offering (or offerings) or Permitted Transferees following the close of such Regulation Crowdfunding offering(s).

(ii)   "**Class B Interests**" and the Members holding (and entitled to hold) such Interests shall be "**Class B Members**."

(b)   Except as otherwise set forth herein, the Manager has the power and the authority in its sole discretion to issue additional Membership Interests and/or create new classes or series of Membership Interests at any time and from time to time.

Section 2.09   Conversion to Corporation. The Company may in the future convert from a limited liability company into a corporation by conversion, merger, or other transaction (a "**Conversion**"). Any such Conversion may be approved by the Manager in its sole and absolute discretion. In the event of any such Conversion, the Class A Members shall receive capital stock in the corporation in the form of preferred stock, and the Class B Members shall receive capital stock in the corporation in the form of common stock, and in each case with the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations in substantially the same form as attributed to the Class A Units and Class B Units under this Agreement, respectively. In the event that the Manager approves such Conversion, then, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.

ARTICLE III
CAPITAL ACCOUNTS

Section 3.01   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.01. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.02   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interest and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interest.

Section 3.03   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.04 No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Manager, shall receive any interest, salary, management, or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.05 Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.01, if applicable.

ARTICLE IV
MEMBERS

Section 4.01 Members; Initial Capital Contributions. The Class A Members of the Company are listed on the books and records of the Company, each of which has agreed to be bound by this Agreement and upon such agreement has been admitted to the Company as a Member. Each Class A Member's initial Capital Contribution is set forth in the books and records of the Company. The Class B Members of the Company are listed on the books and records of the Company, each of which has executed this Agreement and is hereby admitted to the Company as a Member. Each Class B Member's initial Capital Contribution, if any, is set forth in the books and records of the Company.

Section 4.02 Limited Liability.

(a) Except as otherwise provided in this Agreement or the Delaware Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

Section 4.03 Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Membership Interest, that it acknowledges that ownership of its Membership Interest does not provide it with direct ownership of the Company's assets, and it, pursuant to this Agreement, irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

Section 4.04 Meetings of the Members; Action without Meeting.

(a) The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager. If called, the Manager shall give written notice of the meeting to each Member not less than three (3) days before each meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Member signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all Persons participating in the meeting can speak to and hear each other. Such participation shall constitute presence in person at the meeting. A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a Majority in Interest of the Members. Subject to Section 4.04(b), no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(b)   Notwithstanding the provisions of Section 4.04(a), any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.05   Other Activities. Except as otherwise provided herein, each of the parties hereto shall be entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

Section 4.06   Admission of New Members; Additional Capital Contributions.

(a)   New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of this Section 4.06, or (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.06(b) in the sole discretion of the Manager.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement or by other means, in the sole discretion of the Manager. Upon the amendment of Schedule A of the Agreement by the Manager or its designated transfer agent, as applicable, and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.01.

(c)   No Member shall be obligated to make any Additional Capital Contributions to the Company.

(d)   All Capital Contributions under this Section 4.06 shall be credited to the contributing Member's Capital Account.

(e)   No Member shall have any obligation to the Company or to any other Member's Capital Account. No interest shall be paid by the Company on any Capital Contributions.

Section 4.07   Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

Section 4.08   No Interest in Company Property. No assets (real or personal, tangible or intangible, including cash) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.09   Certificates; Certificates.

(a)   The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   If the Manager issues certificates representing Class A Units or Class B Units in accordance with Section 4.09, then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Class A Units or Class B Units, or other form of notation evidencing the underlying securities, shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE V
ALLOCATIONS

Section 5.01   Allocation of Net Income and Net Loss. [Intentionally omitted].

Section 5.02   Allocations   in   Respect   of   Transferred   Membership   Interests. [Intentionally omitted].

ARTICLE VI
DISTRIBUTIONS

Section 6.01   Distributions of Cash Flow and Capital Proceeds.

(a)   Any available cash or cash equivalents of the Company, after allowance for payment of all Company obligations then due and payable, including the Management Fee, if debt service and operating expenses and for such reasonable reserves as the Manager shall determine, shall be distributed to the Members, on at least an annual basis if available, *pro rata* and *pari passu* as follows:

(i)   *First*, 100% to each Class A Member until such Class A Member has received cumulative distributions pursuant to this Section 6.01(a)(i) equal to such Class A Member's aggregate Capital Contribution; and

(ii)   *Second*, 100% of the remainder to Class A Members *pro rata* in proportion to their Class A Member Percentage Interest.

(b)   If a Member has committed to an Additional Capital Contribution that it has not yet funded, any amount that otherwise would be distributed to such Member pursuant to Section 6.01(a) or ARTICLE XI (up to the amount of such Additional Capital Contribution, together with interest accrued thereon) shall not be paid to such Member but shall be deemed distributed to such Member and applied on behalf of such Member pursuant to Section 4.06.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law or if such distribution is prohibited by the LLC's then-applicable debt-financing agreements.


ARTICLE VII
MANAGEMENT


Section 7.01   Management of the Company. The management and control of the Company shall be vested exclusively in the Manager, and the business and affairs of the Company shall be managed under the direction of the Manager. The Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager. The Manager shall, to the maximum extent permitted by the Delaware Act, be permitted to delegate to a third-party manager selected by the Manager in its sole discretion, all of the powers of the Manager, *provided* that no such delegation shall reduce the responsibility of the Manager for the conduct of the Company and the Manager shall be liable for the conduct of any third-party manager as if such conduct were the conduct of the Manager. Furthermore, the Manager shall be permitted to assign its interest in the Management Fee to such third-party manager in its sole discretion.

Section 7.02   Officers Pursuant to a resolution expressly authorizing such appointment that is duly adopted by the Manager, the Manager may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 7.03   Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the Business of the Company as set forth in Section 2.05, to carry out any and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

(a)   acquire, hold, maintain, and sell Company assets;

(b)   borrow or raise monies, on behalf of the Company;

(c)   open, maintain and close bank accounts and brokerage accounts in the name of the Company as a whole and draw checks or other orders for the payment of monies in respect thereof;

(d)   do any and all acts and things on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

(e) approve the disclosure by Members of the Company's Confidential Information;

(f) defer and/or offset distributions to the Members in order to satisfy liabilities of the Company (including indemnification obligations) or recoup prior expenditures relating thereto;

(g) adjust allocations to Members in order to effectuate the economic arrangements of the Members;

(h) modify allocations of profits and losses, and all items of income, gain, loss, deduction and credit in order to comply with the Code section 704 and the Regulations promulgated thereunder;

(i) distribute available cash or property from the Company to the Members, at such times and in such amounts as determined by the Manager in his sole discretion;

(j) collect unpaid interest in connection with any tax withholding from amounts otherwise distributable to a Member or through exercise of any and all rights and remedies available to a creditor;

(k) organize one or more corporations, partnerships or other entities (foreign or domestic) formed to hold record title, as nominee for the Company, to securities or funds attributable to the Company;

(l) engage, terminate and/or replace personnel, whether part-time or full-time, attorneys, accountants, appraisers, transfer agent, or other advisers or such other Persons as it may deem necessary or advisable;

(m) compensate any Member for services rendered by such Member to the Company;

(n) approve a Conversion and take any and all actions as are reasonably necessary to give effect to such Conversion;

(o) approve an Approved Sale of the Company;

(p) approve the withdrawal of capital from the Company by a Member;

(q) approve the transfer of Membership Interests by a Member,

(r) resign and appoint an Affiliate of the Manager as the Manager of the Company;

(s) dissolve and wind up the affairs of the Company;

(t) amend or modify this Agreement, subject to the limitations contained in Section 12.10 herein;

(u) remove any officer of the Company, with or without cause, subject to any employment agreement or other similar written agreement between the Company and such officer; and

(v) authorize any Member, employee, or other agent to act for, or on behalf of, the Company as to the foregoing and all matters pertaining hereto.

Section 7.04 Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action it has determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "investment company" as such term is defined in the Investment

Company Act of 1940; (ii) each of the Company, the Members, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Interest in the Company, services provided to or by the Company, as applicable; and (iii) each of the Company, the Members, the Manager, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, including, without limitation:

        (a)   making structural, operational, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation; *provided* that such amendment does not have a material adverse effect on the Members as a whole;

        (i)   requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or

        (ii)   dissolving the Company.

        (b)   Any action taken by the Manager pursuant to this Section 7.04 shall not require the approval of any Member.

Section 7.05 Other Activities. Nothing contained in this Agreement shall prevent any Member, including the Manager, or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

Section 7.06 Compensation and Reimbursement of Manager.

        (a)   **Reimbursement and Expenses**. Except as otherwise provided herein, the Manager shall not be compensated for its services as the Manager, but the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year. In no event shall the reimbursement of expenses incurred by Manager on behalf of the Company be greater than the Management Fee (as defined below)(i.e., 2.50% of the Company's quarterly gross revenue).

        (b)   **Management Fee**. In consideration for its services, the Manager shall initially receive a management fee (the "**Management Fee**") paid quarterly in arrears equal to 2.50% of the Company's quarterly gross revenue. If and when the aggregate distributions made to Class A Members pursuant to Section 6.01(a)(i) equal the Class A Members' aggregate Capital Contributions, the Management Fee will increase to 5.0% of the Company's quarterly gross revenue, paid quarterly in arrears.

        (c)   **Removal or Resignation of Manager.** The Manager may not be removed. The Manager may resign and appoint a new Manager, including an Affiliate of the Manager, as the Manager of the Company without the consent of any Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.

Section 7.07 Events Affecting the Manager. If the Manager withdraws, resigns, or dies without appointing a successor Manager, then a successor Manager may be promptly appointed by vote of the Majority in Interest of the Members. The death, withdrawal, bankruptcy, dissolution, liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by the Manager or any successor entity.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

Section 8.01 Exculpation of Covered Persons.

(a)　**Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, including the Manager; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member, the Manager and each of their Affiliates; and (iii) each Officer, employee, agent or representative of the Company.

(b)　**Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach or knowing violation of this Agreement by such Covered Person.

(c)　**Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) the Manager; (iii) one or more Officers or employees of the Company; (iv) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (v) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Delaware Act. The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, and other consultants and advisers selected by the Manager, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Manager reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

Section 8.02 Liabilities and Duties of Covered Persons.

(a)　**Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)　**Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 8.03 Indemnification.

(a)   **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii)   such Covered Person being or acting in connection with the Business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on him or it by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement by such Covered Person. In addition, the provisions of this Section 8.03 shall not apply with respect to Losses of Covered Persons incurred pursuant to an agreement to indemnify, hold harmless, defend, pay or reimburse such Losses unless properly authorized by the Company in writing. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement.

(b)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 8.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as

18

incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 8.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   **Entitlement to Indemnity.** The indemnification provided by this Section 8.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make Additional Capital Contributions to help satisfy such indemnity by the Company.

(g)   **Savings Clause.** If this Section 8.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.03 to the fullest extent permitted by any applicable portion of this Section 8.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h)   **Amendment.** The provisions of this Section 8.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 8.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 8.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 8.04   Survival. The provisions of this ARTICLE VIII shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE IX
TRANSFER

Section 9.01   Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager) (a "**Permitted Transfer**"). No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.06(b) hereof.

(b)   Notwithstanding any other provision of this Agreement, each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, if requested by the Manager, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to lose its status as a corporation for federal income tax purposes; or

(iv)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended.

(c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.02   Other Permitted Transfers. [Intentionally omitted].

Section 9.03   Involuntary Transfers. In the event that the Membership Interest owned by any Member shall be subject to an involuntary Transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary Transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary Transfer, (c) a Transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Interests or Class B Interests) unless such Transfer constitutes a Permitted Transfer, or (d) Disability (each such subsections (a) through (d), an "**Involuntary Transfer**"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed Transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Membership Interest is to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Membership Interest held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed Transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.

Section 9.04 Approved Sale; Drag Along. If the Manager approves a sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger, consolidation or asset sale, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

Section 9.05 No Withdrawal.

(a)   So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member.

(b)   Notwithstanding anything to the contrary under this Agreement, the Manager may expel a Member or require such Member to withdraw all or any portion of its Membership Interest in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA. Upon such expulsion or withdrawal of a Member (the "Expelled Member"), the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Membership Interest held by the Expelled Member at purchase price equal to seventy-five (75%) of the Fair Market Value of such Membership Interests as of the date of the expulsion or withdrawal. The purchaser may elect to pay such purchase price as follows: ten percent (10%) of the purchase price to be paid in cash at the closing, with the balance of the purchase price to be evidenced by a negotiable promissory note of the purchaser delivered to the Expelled Member. The promissory note shall bear interest at the applicable federal rate in effect on the date of the note's execution and shall provide for equal monthly installments of principal and interest over a period of sixty (60) months but shall permit prepayment of principal without penalty.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01 Financial Statements. The Company shall furnish to each Member the following reports:

(a)   **Annual Financial Statements.** As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, unaudited balance sheets of the Company as at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year.

Section 10.02 Inspection Rights. Upon a request from the Class A Members holding no less than a majority of the Membership Interests then outstanding including a reasonable showing by such Members of a significant discrepancy in any financials provided to the Members, the Company shall afford such Members and such Members' Representatives, upon reasonable notice, access during normal business hours to any reasonably requested operational, financial, and similar records, reports, and documents of the Company necessary to audit the Company's financials and shall permit such Members and such Member's Representatives to examine such documents and make copies thereof at such Member's cost and expense; *provided* that the requesting Members shall bear its own expenses and all reasonable expenses incurred by the Company in connection with any inspection or examination requested by such Members pursuant to this Section 10.02. If any requested records, reports and documents of the Company can be provided in digital format, the Company may provide, at its option, such records, reports and documents to the Members instead in a digital format to be reviewed outside of the Company's offices.

Section 10.03 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulations Section 301.7701-3.

Section 10.04 Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 7.02) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 10.05 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The determination of the Manager and the Members holding a Majority in Interest to dissolve the Company;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   **Liquidator.** The Manager shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   *third*, to the Members in the same manner as distributions are made under and pursuant to Section 6.01.

(d)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 11.04 Cancellation of Articles. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 8.03.

Section 11.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XII
MISCELLANEOUS

Section 12.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 12.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member hereby agrees, at the request of the Manager, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03 Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in Section 12.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 12.03 as if a Member; or (vi) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 12.03 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

24

(c)   The restrictions of Section 12.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the Manager or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this Section 12.03 shall survive (i) the termination, dissolution, liquidation and winding up of the Company, and (ii) such Member's Transfer of its Membership Interests.

Section 12.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

If to the Company:	Address:	FaultLine Issuer LLC
		6375 Richmond Hwy, Apt 564
		Alexandria, Virginia 22306
	Email:	n3vermyfault@gmail.com
	Attention:	Sean Hansen
If to Manager:	Address:	FaultLine LLC
		6375 Richmond Hwy, Apt 564
		Alexandria, Virginia 22306
	Email:	n3vermyfault@gmail.com
	Attention:	Sean Hansen

If to a Member, to such Member's respective mailing address or email address, as set forth on the Members Schedule or otherwise in the books and records of the Company.

Section 12.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 12.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 8.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.07 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 12.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 12.09 No Third-Party Beneficiaries. Except as provided in ARTICLE VIII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.10 Amendment. This Agreement may be amended or modified from time to time only by the written consent of the Manager, including with respect to the creation of a new class of Units; provided, however, that no such amendment may: (a) modify the limited liability of a Member; modify the indemnification and exculpation rights of any indemnified party under this Agreement; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, including the creation of a new class of Units with economic interests senior to those of any existing class or classes of Units issued and outstanding, in each case, without the consent of a Majority in Interest of the Members so affected or each such indemnified party, as the case may be; or (b) amend or waive any provision of this Section 12.10.

Section 12.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 12.11 shall diminish any of the explicit and implicit waivers described in this Agreement.

Section 12.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.13 Arbitration. Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement, shall be administered by the American Arbitration Association (the "***AAA***") under its Commercial Arbitration Rules and Mediation Procedures ("***Commercial Rules***"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS THAT MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY

THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, PARTIES WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based.

Section 12.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and arbitration costs.

Section 12.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 8.02 to the contrary.

Section 12.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 12.18 Independent Counsel. Each Member has read this Agreement and acknowledges that:

(a)   Counsel for the Company prepared this Agreement on behalf of the Company;

(b)   Such Member has been advised that a conflict may exist between such Member's interests, the interests of the other Members, and/or the interests of the Company;

(c)   This Agreement may have significant legal, financial, and/or tax consequences to such Member;

(d)   None of the Company, the Manager, or any of its respective Affiliates or Representatives (including counsel) makes or has made any representations to such Member regarding such consequences; and

(e)   Such Member has been advised to seek, and has had the full opportunity to seek, the advice of independent counsel and tax or other advisors regarding such consequences.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

FaultLine Issuer LLC, a Delaware limited liability company

By: FaultLine LLC, a Virginia limited liability company, its Manager



By: _____

    Name: Sean Hansen

    Title: Member

The Manager:

FaultLine LLC, a Virginia limited liability company



By: _____

    Name: Sean Hansen

    Title: Member

The Class B Member:

FaultLineLLC, a Virginia limited liability company

By: _____

    Name: Sean Hansen

    Title: Member

EXHIBIT A

FORM OF JOINDER AGREEMENT

FAULTLINE ISSUER LLC
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

Reference is hereby made to the Operating Agreement of FaultLine Issuer LLC, dated as of February 14, 2024, as amended from time to time (the "Agreement"), among its Members, Manager and FaultLine Issuer LLC, a limited liability company organized under the laws of Delaware (the "**Company**"). The undersigned ("**New Member**") hereby acknowledges it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder Agreement, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the _____.

The New Member:

For Individuals:

_____

Signature of Investor

Print Name:_____

For Investors other than Individuals:

_____

Legal Name of Investor

_____

Authorized Signature

By:_____

Title:_____

Exhibit A: Form of Joinder Agreement

AGREED AND ACCEPTED:

The Company:

FaultLine Issuer LLC, a Delaware limited liability company

By: Its Manager, FaultLine LLC, a Virginia limited liability company

By:_____

Name:

Title:

Exhibit A: Form of Joinder Agreement

SCHEDULE A

MEMBERS SCHEDULE

Member Name and Address	Class of Membership Interest	Membership Interest (#Units)	Percentage Interest
FaultLine LLC	CLASS B	100 Class B Units	100%
[MEMBER NAME AND ADDRESS]	[CLASS A]	[# UNITS]	[PERCENTAGE]
Total:		#	100%

Schedule A: Members Schedule

EXHIBIT D

Video Transcript

EXHIBIT D

Video Transcript

What's up guys, I'm Sean Hansen and I'm a YouTuber with around 2 million followers across all my platforms and today, and I'm giving you the opportunity to invest into my creator career.

So you might be wondering, "how does this work?"

I have committed everything surrounding my creator career to an LLC. This will include platform revenue, brand deals, businesses I start, as well as anything else related to my public persona - in addition, I have set up a new entity that I am giving anyone the ability to invest in. If the amount is raised, this entity will get 10% of the revenue rights from everything in my LLC right now as well as 10% of the revenue rights from everything I create or build over the next 10 years.

One important thing to note is that anything created during this time period, investors will retain their rights to, even after the term is over.

So now that you know how this works, let me tell you about my career.

I have four main revenue sources today.
Number one is my YouTube channel, NeverMyFault, which now has 1.5 million subscribers.
Number two, brand deals, which started to come in early 2023.
Number three is my YouTube channel, Fault Night, which I just launched in December of 2023 and is focused solely on long form content.
And number four is the rest of my platforms like TikTok, Snapchat, Discord and a number of other YouTube channels.

With this I feel like I'm at an inflection point in my business where I feel like I could ramp up content production if I had additional funds...and in order to do that, I'm looking to you.

Through the Crowdsurf platform, I'm looking to raise $120,000 in exchange for 10% of the revenue rights of everything in my LLC as well as 10% of the revenue rights from everything I am going to create over the next 10 years.

So guys, right now we have a really strong foundation and things are good, but I know that they can be great... and that's why I'm looking to raise money... to ramp up my production, put my foot on the gas and bring you guys along with me.

But regardless of what you decide to do, I'm extremely grateful for you even checking this out and I'm really excited for the future.

EXHIBIT E
Testing the Waters Materials

EXHIBIT E

Testing the Waters Materials


Nevermyfault
Sponsored
Big News! I'm looking at launching an equity crowdfunding campaign in exchange for a percentage of everything I do over a set period of time. Channel revenue, IP, brand deals, companies I start, and more. Hit the link below to learn more.
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is field and only through an intermediary's platform; and a person's indication of interest involves no obligation or commitment of any kind.
Investing in
CROWDSURF.XYZ
Invest in creators like startups
LEARN MORE
8
Like
Comment
Share

Transcript:

Investing in youtubers is about to go mainstream. Mr Beast looked at raising over $150 million in exchange for 10% of everything he earns over his career. A youtuber named Marina just took in $1.7 million in exchange for 5% of everything she does in the next 30 years. What if you could invest in individuals like this for just $50? I'm Sean Hansen, and I'm a YouTuber with multiple channels totaling over 1.5 million sub-scribers. And I'm giving anyone the ability to invest and fund into my career like Mr Beast and Marina did. Go and check out Crowdsurf's website to see how you can get started.



Did you know that content creators can raise money the same startups can. I'm NeverMyFault and in just a year I have grown to over 1.2 million subscribers on Youtube. Now I'm trying something that nobody has ever done before. I'm looking to raise money in exchange for a percentage of everything I do. This encompasses everything from channel revenue to merchandise to brand deals and any company I start during that time. If you want to learn more click the link below.


Nevermyfault
Sponsored
Big News! I'm looking at launching an equity crowdfunding campaign in exchange for a percentage of everything I do over a set period of time. Channel revenue, IP, brand deals, companies I start, and more. Hit the link below to learn more.
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is field and only through an intermediary's platform; and a person's indication of interest involves no obligation or commitment of any kind.
you guys
1.5
CROWDSURF.XYZ
Invest in creators like startups
LEARN MORE
Like
Comment
Share

Transcript:

What if you could invest in everything a youtuber does over their career for just $50. I'm Sean Hansen, and I'm a YouTuber with multiple channels totaling over 1.5 million subscribers. And I'm giving anyone the ability to invest and fund into my career. Go and check out Crowdsurf's website to see how you can get started.



NeverMyFault ✔ @NeverMyFault_ · Feb 8
You can now invest in creators like startups:



⏰You're investing in their entire financial output over a 10-30 year time period

✅Platform revenue, brand deals, companies they create...it's all included

🚀Be one of the first to get in

Check it out: crowdsurf.xyz